PROXY RESULTS (unaudited)


During the year ended November 30, 2003, The Hyperion Total Return Fund, Inc. shareholders voted on the following proposals at a shareholders meeting on April 15, 2003.
The description of each proposal and
number of shares voted are as follows:


1.  To elect to the Funds Board of Directors
           Robert F. Birch:

Shares Voted for     27,401,576
Shares Voted Against 0
Shares Voted Abstain 255,155


2.  Approval of New Investment Sub-Advisory
           Agreement:

Shares Voted for     27,401,576
Shares Voted Against 0
Shares Voted Abstain 255,155


3.  To select PricewaterhouseCoopers LLP as the
           independent auditors:

Shares Voted for      27,280,822
Shares Voted Against  166,523
Shares Voted Abstain  209,385